UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

      FORM 12b-25

SEC FILE NUMBER 33-16820-D
CUSIP NUMBER

                                        NOTIFICATION OF LATE FILING

(Check One): []Form 10-K []Form 20-F []Form 11-K [X] Form 10-Q[]Form N-SAR []Form N-CSR
For Period Ended: June 30, 2011______________
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
______________________________________________________________________________

PART I -- REGISTRANT INFORMATION
Arête Industries, Inc. Full Name of Registrant
Former Name if Applicable
P.O. Box 141 Address of Principal Executive Office (Street and Number)
Westminster, Colorado 80036 City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]
(a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c)  The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its Quarterly Report on Form 10-Q for the period ended September 30, 2011, within the prescribed time period because the Registrant has not completed all of the information necessary to complete the Form 10-Q and the Registrant’s independent accountants need to finish their review of the Registrant’s financial statements for the quarter ended September 30, 2011.

This Notification of Late Filing on Form 12b-25 includes certain statements which may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and the Federal securities laws.  Although the Registrant believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions it can give no assurance that its expectations will be achieved.  Forward-looking information is subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected.  For forward-looking statements herein, the Registrant claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 and other protections under the Federal securities laws.  The Registrant assumes no obligation to update or supplement any forward-looking statements whether as a result of new information, future events or otherwise.

PART IV-- OTHER INFORMATION

(1)    Name and telephone number of person to contact in regard to this notification

Donald W. Prosser	(303)	427-8688
(Name)	(Area Code)	(Telephone Number)

(2)     Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).  [ ]Yes [X] No

The Registrant is completing the final analysis of the acquisition completed in the quarter ended and will file an amendment to its 8-K Report in respect of the property acquisition as soon as possible.

(3)       Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X]Yes [Missing Graphic Reference]No

The Registrant expects to report revenues for the three and nine months ended September 30, 2011 in the range of $2,900,000 and $2,950,000 respectively. Its revenues for the three and nine months ended September 30, 2010 were $34,000 and $135,000 respectively. The Registrant’s net loss for the three and nine months ended September 30, 2010, was $258,000 and $712,000 respectively. The Registrant expects to report net income for the three and nine months ended September 30, 2011, of $2,100,000 and $800,000 respectively. The primary reason for the significant changes in net income relates to the Registrant’s recently completed significant oil and gas producing property acquisition.

Arête Industries, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  November14, 2011                          By  /s/ Donald W. Prosser
Donald W. Prosser
Chief Executive Officer and Director